Exhibit 10.23

CONFIDENTIAL

REVISED — Hand Delivered

November 8, 2006

Mr. James Brennan
c/o MedQuist Inc.
1000 Bishops Gate Blvd.
Mount Laurel, NJ 08054

Dear Jim:

I am pleased to offer you the position of Principal Accounting Officer, Controller and Vice President with MedQuist Inc. (the “Company”) reporting to Kathleen Donovan, Chief Financial Officer.  We would like your employment start date to be on November 14, 2006 under the following general terms and conditions of our offer.

COMPENSATION

Your base salary will be $8,958.33 paid semi-monthly, which is equivalent to an annual amount of $215,000.00, earned on an annualized basis and will be subject to all applicable withholdings.  Payroll is processed on or about the 10th and 25th of each month, for time worked from the 1st through the 15th of the month, and the 16th through the last day of the month.

In addition, you will be eligible to receive a hiring bonus in the amount of $40,000.00, which will be paid within 30 days of your start date. This payment is subject to all applicable withholdings. This hiring bonus shall be reimbursed to MedQuist, within 30 calendar days, if you should voluntarily leave the company within 12 months of your hire date.

In this position, you are eligible to participate in the Company’s 2007 Management Incentive Plan and your target incentive under this Plan is 30% of your base salary.  You will be provided with a copy of this Plan once it is developed and approved.

When the Company creates a new Long-term Incentive Plan, your eligibility will be considered in accordance with your position.

If your employment is terminated by the Company without cause, you will be eligible for continued payment of your base salary (at the rate in effect at the time of termination) for a period of 12 months contingent upon the execution and delivery of a General Release of claims against the Company. However, if Philips employs you at any time as an employee or a contractor during the 12-month severance period, the severance payments will end.

“Cause” means the occurrence of any of the following: (1) Employee’s refusal, willful failure or inability to perform (other than due to illness or disability) his/her employment duties or to follow the lawful directives of his/her superiors; (2) misconduct or gross negligence by Employee in the course of employment; (3) conduct of Employee involving any type of disloyalty to the Company or its subsidiaries, including, without limitation: fraud, embezzlement, theft or dishonesty in the course of employment: (4) a conviction of or the entry of a plea of guilty or nolo contendere to a crime involving moral turpitude or that otherwise could reasonably be expected to have an adverse effect on the operations, condition or reputation of the Company, (5) a material breach by Employee of any agreement with or fiduciary duty owed to the Company; or (6) alcohol abuse or use of controlled drugs other than in accordance with a physician’s prescription.

BENEFITS

You and your qualified dependents will be eligible on the first day of employment for coverage under the Company’s group insurance benefits. The Human Resources department will provide information and enrollment forms for these benefits upon your eligibility.  These benefits have been enhanced to include the following:

1) Company-paid Life Insurance - 2x your base salary;

2) Short-term Disability - 6 months/100% salary continuation; and

3) Long-term Disability - 70% base salary replacement (maximum $15,000.00 per month).

After one year of service, you will also be eligible to enroll in the Company’s 401(k) retirement plan and an enrollment package will be provided to you at that time.

AT-WILL EMPLOYMENT

Your employment with the Company is “at-will.”  Accordingly, if you accept this offer, you may voluntarily leave the Company at any time, or be terminated at any time, with or without reason.  This letter merely memorializes the terms of your employment and does not create an employment agreement or contract.

RETURN OF MATERIALS

Upon termination of your employment with the Company for any reason, you must immediately return to the Company all documents, property, software, materials, information and other records of the Company, and all copies thereof, within your possession, custody or control, including but not limited to any materials containing trade secrets or confidential information of MedQuist.

GENERAL

Enclosed you will find a New Hire Kit with required payroll and employment process forms; a Confidentiality and Non-Solicitation Agreement that you must sign and date as a requirement for employment; and a copy of the MedQuist Employee Handbook for your use while employed with MedQuist.  Please complete and sign the forms in the New Hire Kit, sign and date the Confidentiality and Non-Solicitation Agreement, sign the Employee Handbook Acknowledgement form and return all of these completed forms to our Human Resources office on or before your first day of employment.

On your first day of work, you will also be required to present proof of employment eligibility and a picture ID, as explained on the Employment Eligibility Verification form provided in your New Hire Kit.

This offer is valid until Friday, November 10, 2006. Please sign and return one copy of this offer letter in the envelope provided no later than Friday, November 10, 2006.  Should you have any questions about this letter, please feel free to contact me at 856-206-4905.

Jim, we sincerely look forward to you officially joining the MedQuist team and the continued contributions that you will make to our organization.

Sincerely,

/s/	Donna M. Jack
Donna M. Jack
Vice President, Human Resources

The provisions of this offer of employment have been read, are understood, and the offer is accepted by the undersigned.

Signature:	/s/ James Brennan
James Brennan

Date:	11/10/06